SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 AMENDMENT NO. 2
                                       TO
                                    FORM 8-A



                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                               Motient Corporation
             (Exact name of registrant as specified in its charter)



            Delaware                                       93-0976127
 (State or other jurisdiction of                        (I.R.S. Employer
 incorporation or organization)                        Identification No.)



             10802 Parkridge Boulevard, Reston, VA        20191-5416
            (Address of principal executive offices)       (Zip Code)



         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [ ]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [x]


                         Securities to be registered pursuant to Section 12(b)
of the Act:

Title of each class                               Name of each exchange on which
to be so registered                               each class is to be registered
-------------------                               ------------------------------



Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $.01 per share
                                (Title of class)




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Item 1.  Description of Registrant's Securities To Be Registered.
         -------------------------------------------------------

     On January 10, 2002, Motient Corporation ("Motient" or the "Registrant") and three of its wholly owned subsidiaries filed for protection under Title 11 of the U. S. Code (the "Bankruptcy Code"). On January 17, 2002, Motient filed a plan of reorganization with the U.S. Bankruptcy Court for the Eastern District of Virginia (the "Bankruptcy Court"). The cases were jointly administered under the case name "In Re Motient Corporation, et al.," Case No. 02-80125. An amended plan of reorganization was filed on February 28, 2002 (the "Plan of Reorganization").

     The Bankruptcy Court confirmed the Plan of Reorganization on April 26, 2002, pursuant to an order dated April 26, 2002. The Plan of Reorganization became effective on May 1, 2002 (the "Effective Date").

     Since the Effective Date, Motient has been governed by its Restated Certificate of Incorporation (the "Certificate of Incorporation"), which provides for one hundred five million (105,000,000) shares of authorized capital stock, consisting of one hundred million (100,000,000) shares of common stock, par value $.01 per share (the "Common Stock"), and five million (5,000,000) shares of preferred stock, par value $.01 per share (the "Preferred Stock"). In accordance with Section 1123(a)(6) of the Bankruptcy Code, the Certificate of Incorporation prohibits the issuance of any shares of non-voting securities.

     Pursuant to the Plan of Reorganization, on May 1, 2002, (1) all then-outstanding shares of Motient's pre-reorganization common stock, par value $.01 per share, were cancelled, including shares of restricted stock, as well as all unexercised options and warrants and (2) Motient issued shares of Common Stock and warrants to purchase shares of Common Stock.

     The following summary description of Motient's capital stock is qualified in its entirety by reference to Motient's Restated Certificate of Incorporation and Motient's Amended and Restated Bylaws (the "Bylaws"), a copy of each of which is filed as an exhibit to this Amendment No. 2 to Registration Statement on Form 8-A (the "Registration Statement").

Common Stock

     Motient may issue up to one hundred million (100,000,000) shares of Common Stock. As of May 1, 2002, 25,000,000 shares of Common Stock were issued and outstanding. The Common Stock has the following terms:

o         The   outstanding   shares  of  Common   Stock  are  fully   paid  and
          non-assessable.

o Holders of Common Stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders and are entitled to receive ratably such dividends as may be declared by Motient's Board of Directors (the "Board") out of funds legally available therefor.

o After satisfaction of the dividend rights of holders of any outstanding Preferred Stock, holders of Common Stock will be entitled to any dividend declared by the Board out of funds legally available for this purpose. However, it is not anticipated that any cash dividends will be paid on the Common Stock for the foreseeable future.

o Upon a liquidation, dissolution or winding up of Motient, holders of Common Stock will have the right to a ratable portion of assets remaining after payment of liabilities and any payments due to holders of outstanding Preferred Stock.

o         The holders of Common Stock have no preemptive rights.

o The rights, preferences and privileges of holders of Common Stock may be adversely affected by the rights of the holders of shares of any series of Preferred Stock that Motient may designate and issue in the future.

Preferred Stock

     Motient may issue up to five million (5,000,000) shares of Preferred Stock in one or more series. The Board may issue such Preferred Stock, and designate the terms thereof (including with respect to voting rights, dividends, liquidation preferences and conversion rights), without the need for stockholder approval. There are no shares of Preferred Stock outstanding, and there are no agreements or understandings for the designation of any series of Preferred Stock or the issuance of shares thereunder. The existence of authorized but unissued Preferred Stock may enable the Board to render more difficult or to discourage an attempt to obtain control of Motient by means of a merger, tender offer, proxy contest or otherwise.

Foreign Ownership Restrictions

     Under the Telecommunications Act of 1996, non-U.S. citizens or their representatives, foreign governments or their representatives, or corporations organized under the laws of a foreign country may not own, in the aggregate, more than 20% of a common carrier licensee or more than 25% of the parent of a common carrier licensee if the Federal Communications Commission (the "FCC") determines that the public interest would be served by prohibiting this ownership. Additionally, the FCC's rules may under some conditions limit the size of investments by foreign telecommunications carriers in U.S. international carriers.

Limitation of Liability and Indemnification

     Under Section 145 of the Delaware General Corporation Law (the "DGCL") a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request, in such capacities with another enterprise, against expenses, including attorneys' fees, as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The DGCL provides, however, that such person must have acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the DGCL does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

     The Certificate of Incorporation provides that no director of Motient shall be personally liable for breach of fiduciary duty as a director. Any repeal or modification of such provision shall not adversely affect any right or protection, or any limitation of the liability of, a director of Motient existing at, or arising out of facts or incidents occurring prior to, the effective date of such repeal or modification. Both the Certificate of Incorporation and the Bylaws contain provisions that further provide for the indemnification of directors and officers in accordance with and to the fullest extent permitted by the DGCL.

     Additionally, Motient has entered into indemnification agreements with certain of its directors and officers which may, in certain cases, be broader than the specific indemnification provisions contained under current applicable law. The indemnification agreements may require Motient, among other things, to indemnify such officers, directors and key personnel against certain liabilities that may arise by reason of their status or service as directors, officers or employees of Motient and to advance the expenses incurred by such parties as a result of any threatened claims or proceedings brought against them as to which they could be indemnified.

Transfer Agent and Registrar

     The transfer agent and registrar for the Common Stock is EquiServe Trust Company, N.A., P.O. Box 2500, Jersey City, NJ 07303.

Item 2.  Exhibits.

     The Exhibit Index filed herewith and appearing immediately prior to the exhibits hereto is incorporated herein by reference.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.


                                          Motient Corporation


Date: May 1, 2002                         By: /s/David H. Engvall
                                          --------------------------
                                          David H. Engvall
                                          Vice President, General Counsel and
                                          Secretary

                                  EXHIBIT INDEX

3.1       Restated   Certificate  of  Incorporation  of  the  Registrant  (filed herewith).

3.2       Amended and Restated Bylaws of the Registrant (filed herewith).

4.1       Specimen of Common Stock Certificate (filed herewith).